

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Mark Humphrey
Chief Financial Officer
Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

> **Re: Herc Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 001-33139**

Dear Mark Humphrey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services